NEUBERGER BERMAN REAL ESTATE INCOME FUND INC. AND FULL VALUE
             PARTNERS L.P. ANNOUNCE AGREEMENT TO SETTLE LITIGATION


NEW YORK, NY, July 9, 2007 - Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) and Full Value Partners L.P. ("Full Value"), today announced that they have entered into an agreement settling litigation filed by Full Value in October 2004 against NRL and certain of its directors relating to takeover defenses adopted by NRL in September 2004 to fend off a hostile tender offer by entities affiliated with Stuart R. Horejsi. The parties have entered into the settlement to eliminate the burden, expense, and distraction of further litigation. The settlement follows a summary judgment ruling in related litigation between NRL and Mr. Horejsi and his affiliates, in which a federal court upheld the takeover defenses adopted by NRL. The settlement also follows the announcement by NRL that it intends to present to its stockholders for approval at NRL's next stockholders meeting a proposal to liquidate NRL and distribute the net proceeds to the stockholders, which action could allow stockholders to realize net asset value for their shares, as advocated by Full Value. As part of the agreement, Full Value and other entities affiliated with investor Phillip Goldstein have agreed to vote their NRL shares in favor of the liquidation proposal and for the election of management's nominees as directors.


CONTACT:                                                CONTACT:
Peter Sundman                                           Phillip Goldstein
Chief Executive Officer                                 Principal
Neuberger Berman Real Estate Income Fund Inc.           Full Value Partners L.P.
(877) 461-1899                                          (914) 747-5262

FORWARD-LOOKING STATEMENTS

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund's performance, a general downturn in the economy, competition from other funds, changes in government policy or regulation, inability of the Fund's investment advisor to attract or retain key employees, inability of the Fund's investment advisor to implement its investment strategy, inability of the Fund to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.